Plan of Distribution

ADDENDUM TO SCHEDULE

The total fees paid by the respective Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

Calvert Impact Fund, Inc.

          Calvert Global Water Fund

Class C
Distribution Fee	Service Fee
0.75%	0.25%

Date: September 30, 2008